July 18, 2025

Ms. Anu Dubey

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. Dubey:

On April 28, 2025, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of RiverNorth Active Income ETF (the “Fund”). The Fund is being established as a “shell” fund in anticipation of the reorganization of the RiverNorth Core Opportunity Fund, a series of RiverNorth Funds, into the Trust.

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Matthew Tobin on May 12, 2025. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General.

A. Please file responses as correspondence on EDGAR at least five business days before the effective date of the amendment. Reflect any disclosure changes either in correspondence or e-mail redlines of the changed pages. Comments to disclosure in one section of registration statement apply to similar disclosures throughout & all comments are global and apply to all series in the registration statement unless otherwise noted.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment. All comments are global and apply to all series in the registration statement unless otherwise noted.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above.

July 18, 2025

Principal Investment Strategies

Comment 1. In the first sentence of paragraph 1 on page 2, please disclose the market capitalization policy with respect to equity investments. We note Smaller Company Risk as a Principal Risk Factor.

Response. The Registrant notes there is no market capitalization policy with respect to equity investments and has revised the strategy as shown below. Smaller Company Risk is included as a Principal Risk Factor because the Registrant believes small-cap equities pose risks in addition to those included under Equity Risk. The Registrant believes the risks of investing in large-cap equities are sufficiently covered by Equity Risk.

The Fund also may invest directly in the equity and debt securities of U.S. corporate issuers, and U.S. government securities. Equity securities purchased by the Fund may be of companies of any market capitalization and may include, but are not limited to, common stocks, preferred stocks, convertible securities, and warrants to buy common stocks.

Comment 2. In the first sentence of page 2, please disclose the target allocation or minimums/maximums for each of these types of investments, if there are any.

Response. As noted in the first paragraph of the principal investment strategies, the Adviser considers a number of factors when allocating among the types of investments and, as a result, the percentages allocated to such investments will vary.

Comment 3. In the first sentence of page 2, please disclose any maturity policy applicable to fixed income investments.

Response. The Registrant has revised the disclosure as follows:

The Fund may invest in fixed-income securities of any maturity and does not expect to directly invest in securities rated below Baa3 by Moody’s Investor Services, Inc. (“Moody’s”) (securities rated below BBB by S&P Global Ratings (“S&P”) and Baa3 by Moody’s are commonly referred to as “junk bonds”), although it may invest in Underlying Funds that hold securities rated below Baa3 or that are in default.

Comment 4. In the second sentence on page 2, please insert the word “registered” after the word “other”.

Response. The Registrant has inserted the word “registered” after the word “other,” as shown below.

The Adviser may allocate to the various asset classes either through the purchase of closed-end investment companies (including business development companies (“BDCs”)), exchange-traded funds (“ETFs”) and other registered investment companies (collectively, “Underlying Funds”) or through direct investment in the various securities.

July 18, 2025

Comment 5. In the third paragraph on page 2, please supplementally confirm that the estimate of intertest and dividend expense on short sales is reflected in the fee table.

Response. The Registrant notes that the Fund does not expect to engage in short sales and therefore, an estimate of interest and dividend expenses on securities sold short is not reflected in the fee table.

Comment 6. In the last paragraph on page 2, please move the following sentence into the principal risk section below as it is not a strategy.

Total return swaps could result in losses if the reference asset does not perform as anticipated by the Adviser.

Response. The Registrant has removed that sentence from the principal investment strategy. The Registrant has not added the sentence to “Swap Risk” disclosure because a substantially similar sentence already exists in such disclosure.

Principal Risks of Investing in the Fund

Comment 7. On page 5, please revise the first sentence of Convertible Security Risk to make it a complete sentence.

Response. The Registrant has revised the risk factor as follows:

Convertible Security Risk. Convertible securities are subject to fixed-income securities risks and conversion value-related equity risks. The ~~risk that the~~ market value of convertible securities and other debt securities tends to fall when prevailing interest rates rise. The value of convertible securities also tends to change whenever the market value of the underlying common or preferred stock fluctuates.

Comment 8. Page 7 lists Sovereign Obligation Risk. Please add sovereign debt to the principal strategy given that this is a principal risk.

Response. The Registrant notes that the Item 9 strategy disclosure includes sovereign debt obligations.

Comment 9. On page 9, under Structured Notes Risk, consider whether to add a separate risk factor describing risk of CMOs given current market environments for commercial real estate, such as office buildings.

Response. The Registrant has given the Staff’s request thoughtful consideration. The Registrant respectfully declines to include a separate risk factor describing the risk of CMOs, noting that the disclosure under Structured Note Risk applies to CMOs and singling out CMOs due to the market environment today would be potentially misleading to investors in the future if the market shifts.

Comment 10. On page 10, please insert the average annual return table under the heading Average Annual Total Returns (as of December 31, 2024). Additionally, please supplementally provide the appropriate broad based security index.

Response. The average annual returns table has been inserted, which includes the returns of the S&P 500 Index, the Fund’s broad-based securities market index.

July 18, 2025

Additional Information About the Fund

Comment 11. On page 11, under Additional Information About the Fund’s Investment Strategies, if this section only describes the Fund’s principal investment strategies, insert the word “Principal” before “Investment Strategies.” If this section contains principal and non-principal investment strategies, then insert “Principal” in the heading and add a separate heading for a description of non-principal strategies.

Response. The Registrant confirms the section only describes the Fund’s principal investment strategies and has revised the heading accordingly.

Comment 12. On page 11, the first sentence states “The Fund pursues a flexible and tactically managed asset allocation strategy.” Please clarify what “tactically managed” means.

Response. The Registrant has clarified what “tactically managed” means by adding the following sentence: “Tactically managed” refers to the Adviser’s investment decision making process and the selection of a particular security over another and/or adjusting the weightings between various asset classes based on the perceived relative investment attractiveness.

Comment 13. On page 11, the second sentence states “The strategy utilizes a mix of various asset classes and investment vehicles that the Adviser believes will produce an optimal portfolio asset mix similar to that achieved by an institutional investor.” Please clarify in the disclosure what an “optimal portfolio asset mix similar to that achieved by an institutional investor” is.

Response. The Registrant has revised the sentence as follows:

The strategy utilizes a mix of various asset classes and investment vehicles that the Adviser believes will produce an optimal portfolio asset mix ~~similar to that achieved by an institutional investor~~.

Comment 14. In the first sentence of the second paragraph, consider inserting “international and domestic” in this sentence, which appears in the Fund’s statutory prospectus principal investment strategies.

Response. The Registrant has revised the sentence in the summary prospectus to align with the sentence in the statutory prospectus.

Management

Comment 15. In the last sentence under the Sub-Adviser heading, clarify in the disclosure that “after payment of fund expenses” refers to payment by the adviser of fund expenses pursuant to the unitary management fee.

Response. The Registrant has clarified the disclosure as follows:

For its services, the Sub-Adviser is paid a fee by the Adviser, not the Fund, out of its management fee, calculated daily and paid monthly, at 75% of the ~~advisory~~ Adviser’s net profits (defined as the amount remaining (if any) of the management fee after payment of the F~~f~~und’s operating expenses by the Adviser).

July 18, 2025

Comment 16. Under Portfolio Managers, for both Mr. Galley and Mr. O’Neill, please disclose the dates of each of their experience to show that the disclosure covers at least 5 years.

Response. The Registrant has added dates to show the disclosure covers at least 5 years.

Financial Statements

Comment 17. On page 69, please add a hyperlink to the N-CSR that is incorporated by reference.

Response. The Registrant confirms that the hyperlink has been added.

Part C – Other Information

Comment 18. Please confirm that it is true that the items noted as “to be filed by amendment” will be filed by amendment, or alternatively, add them to Part C.

Response. The Registrant so confirms.

If you have any questions or additional comments, please contact Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler

Enclosures